UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2012
or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to __________.

Commission File Number 0-11733

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CITY HOLDING COMPANY
401(k) Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

City Holding Company
25 Gatewater Road
Charleston, West Virginia 25313

City Holding Company
401(k) Plan and Trust

Form 11-K

Year Ended December 31, 2012

Required Information
The City Holding Company 401(k) Plan and Trust (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

Report of Independent Registered Public Accounting Firm

To the Participants of City Holding Company 401(k) Plan and Trust
and Board of Directors of
City Holding Company
We have audited the accompanying statements of net assets available for benefits of the City Holding Company 401(k) Plan and Trust (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Dixon Hughes Goodman LLP
Charleston, WV

June 25, 2013

City Holding Company
401(k) Plan and Trust
Statements of Net Assets Available for Benefits

	December 31,
	2012	2011

Assets:
Investments at fair value:
Mutual funds	$20,712,151	$16,589,038
Common stock of City Holding Company	10,235,578	10,299,435
Collective investment fund	7,686,629	7,204,824
	38,634,358	34,093,297

Notes receivable from participants	1,647,034	1,659,829

Net assets reflecting investments at fair value	40,281,392	35,753,126

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(133,093)	(153,270)

Net assets available for benefits	$40,148,299	$35,599,856

The accompanying notes are an integral part of these financial statements.

City Holding Company
401(k) Plan and Trust
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2012
Additions:
Investment income:
Interest and dividends	$414,069

Interest income on notes receivable from participants	68,492

Contributions:
Contributions from employer	682,854
Contributions from participants	1,998,836
2,681,690

Net appreciation in fair value of investments	2,893,263

Total additions	6,057,514

Deductions:
Benefits paid to participants	2,852,015
Administrative expenses	19,350

Total deductions	2,871,365

Transfer from acquired plan	1,362,294

Net increase	4,548,443

Net assets available for benefits:
Beginning of year	35,599,856
End of year	$40,148,299

The accompanying notes are an integral part of these financial statements.

City Holding Company
401(k) Plan and Trust
Notes to Financial Statements

Note 1. Description of Plan
The following description of the City Holding Company 401(k) Plan and Trust (the “Plan”) provides general only information. Participants should refer to the Plan document for a complete description of the Plan's provisions.
General - The Plan is a defined contribution savings plan covering all employees of City Holding Company and its subsidiaries (the “Company”) who are eligible for participation in the Plan the first day of the month subsequent to date of hire or attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Participant Accounts - Each participant's account is credited with the participant's contribution, allocations of the Company's contributions and plan earnings (losses), and charged with benefit payments and transaction fees associated with notes receivable. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.
Investment Options - Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers mutual funds, employer stock and a collective investment fund.
Contributions - Participants may elect to contribute, on a pre-tax salary-deferral basis, up to 15% of annual compensation, subject to federal income tax limits. Included in participant contributions are approximately $173,000 and $15,000 in 2012 and 2011, respectively, of participant account balances rolled-over from previous employers' qualified plans. Participants may elect, on an annual basis, to have the dividends on their investment in Plan sponsor stock to be paid directly to the participant or reinvested in the participant's account in the Plan sponsor stock.
The Company's contribution consists of a 50% match of the first 6% of each eligible participant's contribution as directed by the participant's investment elections. If a participant does not elect investment options, all contributions are invested in the default fund, as defined in the Plan agreement.
During 2012, the Company acquired Virginia Savings Bancorp, Inc. and its wholly owned subsidiary, Virginia Savings Bank (collectively, "Virginia Savings"). The employees of Virginia Savings participated in a defined contribution plan, which was merged with the Plan during 2012. As a result of this merger, the Virginia Savings participants rolled in approximately $1,362,000 in 2012.
Vesting - Participants are immediately vested in all contributions, the employer match, and earnings thereon when they are made to the Plan.
Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or for a reasonable time period if for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate. Participant assets are utilized to pay administrative fees associated with processing participant loans. At December 31, 2012, notes receivable from participants bore interest at rates ranging from 4.25% to 9.25%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits - Benefits, representing each participant's share in the Plan, are generally payable upon the participating employee's death, retirement, disability, or separation from the Company. Benefits are payable in the form of cash, stock, or a combination thereof.
Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 2. Significant Accounting Policies
Basis of Accounting - The accounting records of the Plan are maintained on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from these estimates and assumptions.
Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
The Plan determines the fair value of its investment in City Holding Company common stock based on the stock's quoted trade price.
Investments in mutual funds are valued at the Plan's proportionate share of the quoted fair value of net assets in each fund as of December 31, 2012 and 2011.
Investments in fully benefit-responsive investment contracts are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the Federated Capital Preservation Fund as well as the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the year.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. Delinquent participant loans are classified as distributions based upon the terms of the Plan document.
Payment of Benefits - Benefits are recorded upon distribution.
Administrative Expenses - The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees. Expenses relating to specific participant transactions (notes receivable from participants) are charged directly to the participant's account and are presented on the statement of changes in net assets available for benefits as administrative expenses.

Note 3. Investments
The following table presents investments that represent 5% or more of the Plan's net assets:

		December 31,
		2012	2011

*	City Holding Company common stock	$10,235,578	$10,299,435
	Federated Capital Preservation Fund	7,686,629	7,204,824
	American Funds American Balanced Fund	6,367,217	5,054,167

*	Denotes issuer is a party-in-interest to the Plan
During the year ended December 31, 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Mutual funds	$2,440,882
Collective investment fund	106,056
Common stock	346,325
Total	$2,893,263

Note 4. Fair Value Measurements
Fair value is defined under GAAP as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.
A fair value hierarchy was established for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The fair value hierarchy is as follows:
Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.
Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.
The Plan used the following methods and significant assumptions to estimate fair value for assets and liabilities recorded at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds. Mutual funds are reported at fair value utilizing Level 1 inputs, determined by quoted prices on nationally recognized exchanges.
Collective investment fund. The collective investment fund is reported at fair value utilizing Level 2 inputs, based on the underlying assets in the fund at year end. The collective investment fund holds guaranteed investment contracts (traditional GICs), separate account guaranteed investment contracts (separate account GICs) and synthetic guaranteed investment contracts (synthetic GICs). There are no unfunded commitments at December 31, 2012.
Common Stock of City Holding Company. Common Stock of City Holding Company is reported at fair value utilizing Level 1 inputs. The fair value of the common stock for City Holding Company is determined by the closing price reported on NASDAQ.
The following table represents assets and liabilities measured at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3
December 31, 2012
Mutual funds:
Growth funds	$10,758,466	$10,758,466	$—	$—
Balanced funds	6,367,217	6,367,217	—	—
Fixed income funds	2,084,677	2,084,677	—	—
Retirement funds	1,501,791	1,501,791	—	—
Total mutual funds	20,712,151	20,712,151	—	—

Common stock of City Holding
Company	10,235,578	10,235,578	—	—

Collective investment fund:
Capital preservation fund	7,686,629	—	7,686,629	—

December 31, 2011
Mutual funds:
Growth funds	$8,971,965	$8,971,965	$—	$—
Balanced funds	5,054,167	5,054,167	—	—
Fixed income funds	1,874,965	1,874,965	—	—
Retirement funds	687,941	687,941	—	—
Total mutual funds	16,589,038	16,589,038	—	—

Common stock of City Holding
Company	10,299,435	10,299,435	—	—

Collective investment fund:
Capital preservation fund	7,204,824	—	7,204,824	—

Note 5. Collective Investment Fund
Federated Capital Preservation Fund (the “Fund”) units are issued and redeemed daily at the Fund's constant net asset value of $10 per unit. The Fund's investment objective is stability of principal and high current income. The Fund pursues this investment objective by investing primarily in guaranteed investment contracts (“GICs”), including traditional GICs, synthetic GICs and separate account GICs; money market mutual funds and other stable value products that can be carried at contract value. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $10 per unit; although there is no guarantee that the Fund will be able to maintain this value.
Interest crediting rates are typically reset on a monthly or quarterly basis. Because changes in market interest rates affect the yield to maturity and the fair value of the underlying fixed-income securities, they can have a material impact on the interest crediting rate. In addition, withdrawals and transfers from the Fund are paid at contract value but may be funded through fair value liquidation of the underlying fixed-income securities, which could impact the crediting rate. All synthetic GICs provide for a minimum crediting rate of zero percent, which is intended to protect participants' principal and accrued interest. The total return for the Fund for the year ended December 31, 2012 was 1.64%.
The Fund's trust agreement provides that withdrawals for purposes other than normal benefit payments, participant loans, direct transfers or paying trustee fees may require advance notice of up to twelve months. In certain circumstances, the amount withdrawn from the Fund would be payable at fair value rather than at contract value. These circumstances may include, but are not limited to, the following: mergers, mass layoffs, plan terminations, implementation of early retirement incentive programs or other events within the control of the Fund or the plan sponsor resulting in a material and adverse financial impact on the issuer's obligations under the GICs. At December 31, 2012, the Plan Sponsor does not believe these events are probable.
Note 6. Exempt Party-In-Interest Transactions
At December 31, 2012 and 2011, the Plan held 293,703 and 303,908 shares, respectively, of the Company's common stock. During the year ended December 31, 2012, the Plan recorded dividend income of $414,069.
City National Bank of West Virginia, a subsidiary of the Company, is the trustee of the Plan's assets.
Note 7. Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated May 25, 2011, stating that the Plan, as designed, is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation.
In line with GAAP, the plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.
Note 8. Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

City Holding Company
401(k) Plan and Trust
Plan: 002 EIN: 550619957
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of		Current
	Lessor, or Similar Party	Investment	Cost **	Value

	Investments in mutual funds:
	Federated Intercontinental Fund A	4,307 units	**	$213,477
	Federated Short-Term Income Fund	96,952 units	**	841,542
	Federated Max-Cap Index Fund	83,464 units	**	1,107,570
	Federated Total Return Bond Fund	108,761 units	**	1,243,135
	Federated Mid-Cap Index Fund	66,686 units	**	1,513,101
	Federated Strategic Value Dividend Fund	357,685 units	**	1,781,272
	Federated Stock Trust Fund	30,656 units	**	676,586
	American Funds American Balanced Fund	312,541 units	**	6,367,217
	American Funds EuroPacific Growth Fund	36,707 units	**	1,485,919
	American Funds Washington Mutual Investor Fund	22,828 units	**	709,937
	American Funds AMCAP Fund	73,876 units	**	1,594,245
	Baron Small Cap Fund	63,934 units	**	1,676,359
	T. Rowe Price Retirement 2020 Fund	39,268 units	**	693,073
	T. Rowe Price Retirement 2030 Fund	29,355 units	**	548,932
	T. Rowe Price Retirement 2040 Fund	13,760 units	**	259,786
				20,712,151
	Common stock:
*	City Holding Company common stock	293,703 units	**	10,235,578

	Investments in collective investment fund:
	Federated Capital Preservation Fund, at fair value	755,354 units	**	7,686,629

***	Participant loans	Interest at 4.25% to 9.25%,	-
		maturing through May 2018		1,647,034

	Total			$40,281,392

*	Indicates a party-in-interest to the Plan.
**	Cost information omitted for participant-directed investments
***	The accompanying financial statements classify participant loans as notes receivable from participants.

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

City Holding Company
401(k) Plan and Trust

/s/ Craig G. Stilwell
Craig G. Stilwell
Plan Administrator

June 25, 2013